Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION
CONVERTIBLE BOND Q&A

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1.      Convertible bond tender considerations

1. What consideration is being offered to me as part of the proposed public exchange offer for the convertible bonds?

•  Bondholders will be entitled to tender their Alcatel Lucent convertible bonds for a number of Nokia shares which will be indicated in the offer document filed by Nokia with the Autorité des marchés financiers (the “AMF”) and in the registration statement on Form F-4 filed by Nokia with the U.S. Securities and Exchange Commission (the “SEC”).

•  For each series of the convertible bonds, the applicable offer exchange ratio is expected to correspond to 0.55 * the number of Alcatel Lucent ordinary shares issuable upon conversion of each convertible bond of such series at the conversion/exchange ratio adjusted as a result of the proposed public exchange offer (see section 2).

•  The new Nokia shares issued within the context of the exchange offer will be fungible with the existing Nokia shares once listed (approximately five French trading days following the publication by the AMF of the results of the public exchange offer).

2. What is the timeline for the proposed public exchange offer for the convertible bonds?

•  Nokia will seek to acquire Alcatel Lucent convertible bonds and Alcatel Lucent shares as a part of the same proposed public exchange offer.

•  Accordingly, the timeline for the proposed public exchange offer for the convertible bonds and the shares will be the same.

•  There will be an initial offer period, followed by a subsequent offer period if at the completion of the initial offer Nokia owns more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent on a fully diluted basis.

3. How long will the initial offer period last?

•  The initial offer period will last 25 French trading days (subject to any extension).

•  The results of the initial offer will be published by the AMF no later than 9 French trading days after the closing of the initial offer.

•  If there is a subsequent offer period, it will begin within 10 French trading days following the publication by the AMF of the results of the initial offer and last 10 French trading days (subject to any extension).

4. If there is a subsequent offer period as a result of the success of the initial offer period, will I be able to tender into this subsequent offer period?

•  Yes, the subsequent offer period, if any, will include the Alcatel Lucent shares and the convertible bonds.

•  The terms of any subsequent offer will be substantially identical to those of the initial offer, except that withdrawal rights will not be available.

5. Will my bonds tendered into the offer be included when calculating whether the minimum tender condition has been satisfied?

•  Yes, the satisfaction of the minimum tender condition will be determined by including in the numerator the number of shares which may be issued by Alcatel Lucent upon conversion of the convertible bonds tendered into the offer (at the adjusted conversion/exchange ratio referred to in section 2) and in the denominator the number of shares which may be issued by Alcatel Lucent upon conversion of all convertible bonds (at the adjusted conversion/exchange ratio referred to in section 2).

•  The possible outcomes of the bond tenders and their impact on the success of the proposed public exchange offer are summarized in section 5.

6. What are my options if I decide not to tender my convertible bonds?

•  Holders of the convertible bonds are free to decide whether to tender their convertible bonds into the public exchange offer or not. They will also be able to convert/exchange their convertible bonds into shares of Alcatel Lucent (see section 2) and, if the offer is successful and results in a change of control of Alcatel Lucent, they may potentially request redemption of their convertible bonds (see section 3).

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•  Holders of the convertible bonds may also choose to do none of the above and instead remain creditors of Alcatel Lucent, subject to any redemption of the convertible bonds at the option of Alcatel Lucent or squeeze out as a result of the proposed public exchange offer (see section 4).

•  The table set out in section 7 summarizes options available to holders of the convertible bonds in connection with the public exchange offer.

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2.      Convertible bond conversion considerations

1. Will there be an adjustment to the conversion/exchange ratio of the convertible bonds as a result of the public exchange offer?

•  Yes, pursuant to the terms and conditions of the convertible bonds, upon the opening of the public exchange offer, there will be an adjustment to the conversion/exchange ratio of each series of such convertible bonds leading to an increase in the number of Alcatel Lucent shares issuable upon conversion of such convertible bonds.

•  The increased number of Alcatel Lucent shares will be determined according to a formula set out in the terms and conditions of each series of convertible bonds, and will depend on the date of the opening of the initial offer period.

2. When will this adjustment take place?

•  The adjusted conversion/exchange ratio will apply to holders of convertible bonds who exercise their conversion/exchange right on or after the first day of the initial offer period (see below for more details on the timeframe for conversion/exchange).

3. If I convert/exchange my convertible bonds into Alcatel Lucent shares at the adjusted conversion/exchange ratio and the public exchange offer is unsuccessful, will I have to return the Alcatel Lucent shares?

•  No, once your convertible bonds have been converted/exchanged for Alcatel Lucent shares, the convertible bonds are no longer outstanding and the resulting Alcatel Lucent shares are freely transferable.

4. How long does it take to convert/exchange my convertible bonds into shares of Alcatel Lucent?

•  Settlement of conversion/exchange of your convertible bonds in a change of control situation will occur 3 French business days (jours ouvrés) from the date that you request such conversion/exchange using the applicable form.

5. How long will I be able to convert/exchange my convertible bonds at the adjusted conversion/exchange ratio?

•  If less than 50% of the share capital and voting rights of Alcatel Lucent on a fully diluted basis is tendered into the offer, the offer will be deemed to have failed and will lapse (unless Nokia elects, in its sole discretion and subject to the AMF regulations, to waive the minimum tender condition). In this case, the adjusted conversion/exchange ratio will apply only until the publication by the AMF of the results of the unsuccessful offer.

•  Should the offer be successful, the adjusted conversion/exchange ratio will apply until 15 French business days (jours ouvrés) after the publication by the AMF of the results of the initial offer and, if there is a subsequent offer period, until 15 French business days (jours ouvrés) after the closing of the subsequent offer period.

•  Should Nokia withdraw its offer (which may be done in limited circumstances under French law), the adjusted conversion/exchange ratio will apply only until the date of publication of such withdrawal.

•  Should bondholders decide not to convert/exchange their convertible bonds at the adjusted conversion/exchange ratio within the applicable time period, the conversion/exchange ratio for each series of convertible bonds will thereafter revert to the conversion/exchange ratio in effect prior to the opening of the public exchange offer.

6. Will I be able to tender the Alcatel Lucent shares received as a result of conversion/exchange of the convertible bonds in the proposed public exchange offer?

•  Yes, so long as the Alcatel Lucent shares resulting from such conversion/exchange are tendered within the initial offer period or the subsequent offer period, if any, in accordance with the terms and conditions of the public exchange offer.

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3.      Convertible bond early redemption considerations

1. Will there be an early redemption option at a bondholder’s discretion as a result of a change of control of Alcatel Lucent?

•  Yes, in the event of a change of control of Alcatel Lucent, any convertible bond holder will have a right to request the early redemption in cash of its convertible bonds at par plus, as applicable, accrued interest.

•  A change of control would occur if Nokia owns (i) more than 50% of Alcatel Lucent’s voting rights following the exchange offer or (ii) more than 40% of Alcatel Lucent’s voting rights and no other shareholder owns a higher percentage.

•  Accordingly, if the offer is successful, there will be a change of control of Alcatel Lucent.

2. When will I be able to request early redemption due to change of control of Alcatel Lucent?

•  In the event the offer is successful, Alcatel Lucent will have 30 calendar days following the effective change of control (i.e., the date of settlement of the initial offer) to publish a notice of early redemption at the option of the bondholders for each series of convertible bonds.

•  Once the notice of early redemption is published by Alcatel Lucent, bondholders will have a period of at least 15 French business days (jours ouvrés) following such publication to request the early redemption of their convertible bonds.

•  The date for the early redemption would be set between the 25th and the 30th French business days (jours ouvrés) following the date of publication of the notice by Alcatel Lucent.

3. What will be the redemption amount?

•  For all three series of convertible bonds, Alcatel Lucent would redeem each convertible bond at par value. In addition, in the case of the 2018 and 2020 convertible bonds, the redemption amount would include accrued interest.

4. Is there another situation where the convertible bonds may become subject to early redemption?

•  Yes, bondholders of each series of convertible bonds have a right to convene a general meeting of bondholders of the relevant series and decide to cause all the relevant convertible bonds to become due and payable in the event that (i) the shares of Alcatel Lucent cease to be listed on Euronext Paris and would not be listed on another EU regulated market and (ii) the Alcatel Lucent American depositary shares cease to be listed on a regulated market in the United States. In this situation, Alcatel Lucent would have to redeem such convertible bonds at par plus, as applicable, accrued interest.

•  Delisting of the Alcatel Lucent shares from Euronext Paris is expected to occur following a squeeze-out, which may be implemented if Nokia holds at least 95% of the share capital and voting rights of Alcatel Lucent. A delisting of Alcatel Lucent shares from Euronext Paris could also occur, in the absence of a squeeze-out of the shares, if Nokia holds at least 90% of Alcatel Lucent’s voting rights following a simplified public offer and subject to the other conditions set forth in Article P. 1.4.2 of Book II of the Euronext Paris Rules.

•  Delisting of Alcatel Lucent American depositary shares from the NYSE is also expected to occur as soon as practicable following the completion of the exchange offer. Pursuant to the NYSE rules, if the exchange offer is successful, the delisting is not expected to be contingent on the occurrence of the squeeze-out or Nokia holding a certain minimum ownership percentage.

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•  As promptly as practicable following completion of the public exchange offer (or, if any, of the squeeze-out process if the squeeze-out threshold is reached after completion of the offer) and subject to applicable law and Euronext Paris Rules, Nokia intends to request Euronext Paris to delist the Alcatel Lucent shares and convertible bonds from the regulated market of Euronext Paris (including in accordance with Article P.1.4.2 of Book II of the Euronext Paris Rules if the squeeze-out threshold is not reached after completion of the offer). Nokia also intends, subject to applicable law, to cause Alcatel Lucent to terminate the Alcatel Lucent deposit agreement and seek to delist the Alcatel Lucent American depositary shares from the NYSE and, when possible, to deregister the Alcatel Lucent shares and Alcatel Lucent American depositary shares under the U.S. Securities Exchange Act of 1934.

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4.      Other considerations for convertible bondholders

1. What happens if I have neither tendered, nor converted, nor asked for redemption at par from Alcatel Lucent?

•  Bondholders who have neither tendered, nor converted/exchanged, nor asked for redemption will remain creditors of Alcatel Lucent with the ability to convert/exchange their convertible bonds for shares of Alcatel Lucent, subject to any squeeze-out or mandatory redemption by Alcatel Lucent of the convertible bonds.

•  If Nokia holds more than 95% of Alcatel Lucent’s share capital on a fully diluted basis (i.e. including the convertible bonds) at the closing of the initial offer period or, if any, the subsequent offering period, it currently intends to squeeze out the remaining outstanding convertible bonds. The squeeze out would allow holders of remaining convertible bonds to receive either the same consideration offered in the initial offer, or a cash alternative.

•  In accordance with the terms of each series of the convertible bonds, if the offer is successful, Nokia reserves the right to cause Alcatel Lucent to exercise its right of mandatory redemption for cash at par value plus, as applicable, accrued interest, for any series of convertible bonds if less than 15% of the issued convertible bonds of such series remain outstanding at any time. In that case however, the bondholders will retain the ability to exercise their convertible bonds according to their terms up to and including the seventh French business day (jour ouvré) preceding the date set for the early redemption.

•  For the avoidance of doubt, Nokia does not intend to arrange for any of the Alcatel- Lucent convertible bonds to become Nokia convertible bonds or to convert into Nokia shares, other than the Alcatel-Lucent convertible bonds that are tendered into the exchange offer and are exchanged for Nokia shares in accordance with the terms of the exchange offer (see section 6 below).

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5.      Outcomes of the proposed public exchange offer process

The proposed public exchange offer for the shares of Alcatel Lucent and the convertible bonds could have the following possible outcomes which will have an impact on the convertible bonds:

Scenario 1: The number of Alcatel Lucent shares and Alcatel Lucent shares to be issued upon conversion of convertible bonds validly tendered into the public exchange offer represents, on the date of announcement of the results of the offer by the AMF, less than 50% of the share capital and voting rights of Alcatel Lucent on a fully diluted basis.

The minimum tender condition would not be satisfied and the offer will fail and lapse, unless Nokia elects, at its sole discretion and subject to the AMF regulations, to waive the minimum tender condition.

Note: If Nokia waives the minimum tender condition, the proposed public exchange offer would be successful if the number of Alcatel Lucent shares and of Alcatel Lucent shares to be issued upon conversion of convertible bonds validly tendered into the offer represents, on the closing date of the initial offer, more than 50% of the share capital or voting rights of Alcatel Lucent (the “Mandatory Minimum Acceptance Threshold”).

Scenario 2: The number of Alcatel Lucent shares and Alcatel Lucent shares to be issued upon conversion of convertible bonds validly tendered into the public exchange offer represents, on the date of announcement of the results of the offer by the AMF, between 50% of the share capital and voting rights of Alcatel Lucent on a fully diluted basis (or, if Nokia has waived the minimum tender condition, 50% of the share capital and voting rights of Alcatel Lucent on a non-diluted basis) and 95% of the share capital and voting rights of Alcatel Lucent, and one or more series of convertible bonds have less than 15% of the issued convertible bonds of such series that remain outstanding.

The public exchange offer is successful but Alcatel Lucent continues to be listed. All of the convertible bonds of any series for which less than 15% of the issued convertible bonds of such series remain outstanding may be redeemed by Alcatel Lucent. The convertible bonds of any series for which more than 15% of the issued convertible bonds of such series remain outstanding will continue to trade and continue to be convertible into Alcatel Lucent shares.

Scenario 3: The number of Alcatel Lucent shares and Alcatel Lucent shares to be issued upon conversion of convertible bonds validly tendered into the public exchange offer represents, at the date of announcement of the results of the offer by the AMF, more than 95% of the share capital and voting rights of Alcatel Lucent but less than 95% of share capital and voting rights on a fully diluted basis (sum of Alcatel Lucent shares and Alcatel Lucent shares issuable upon conversion of the convertible bonds).

The public exchange offer is successful and all remaining Alcatel Lucent shares are expected to be squeezed out. All of the convertible bonds of any series for which less than 15% of the issued convertible bonds of such series remain outstanding may be redeemed by Alcatel Lucent. The convertible bonds of any series for which more than 15% of the issued convertible bonds of such series remain outstanding and will continue to trade and continue to be convertible into Alcatel Lucent shares.

Scenario 4: The number of Alcatel Lucent shares and of Alcatel Lucent shares to be issued upon conversion of convertible bonds validly tendered into the offer represents, at the date of announcement of the results of the offer by the AMF, more than 95% of the share capital and voting rights of Alcatel Lucent and more than 95% of the share capital and voting rights on a fully diluted basis (sum of Alcatel Lucent shares and Alcatel Lucent shares issuable upon conversion of the convertible bonds).

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The public exchange offer is successful and all remaining Alcatel Lucent shares and convertible bonds are expected to be squeezed out.

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6.      Further change of control considerations

1. Will the Alcatel Lucent convertible bonds be assumed by Nokia as Nokia convertible bonds if Nokia’s public exchange offer for Alcatel Lucent securities is successful?

•  No. The terms and conditions of the Alcatel Lucent convertible bonds specify that upon the launch of the public exchange offer and until a certain date set forth in the terms of the convertible bonds, bondholders will be entitled to convert/exchange their convertible bonds into Alcatel Lucent shares at the adjusted conversion/exchange ratio referred to in section 2.

•  If the public exchange offer is successful and a change of control of Alcatel Lucent occurs accordingly, the bondholders would also be able to request Alcatel Lucent to redeem their convertible bonds at par value plus, as applicable, accrued interest (see section 3 above).

•  Nokia does not intend to take any actions that would result in the Alcatel Lucent convertible bonds becoming debt obligations of Nokia Corporation or convertible into Nokia shares after the completion of the public exchange offer.

2. Is the proposed transaction a merger, consolidation, spin off or amalgamation of Alcatel Lucent by Nokia?

•  No. This is a public offer by Nokia to exchange the shares, convertible bonds and American depositary shares of Alcatel Lucent for Nokia shares or American depositary shares.

•  As such it does not trigger condition 4.2.6.2 (6) of the terms and conditions of the 2018 and 2019 convertible bonds and condition 4.4.6.2 (6) of the terms and conditions of the 2020 convertible bonds (applicable to a merger or a spin off) which would have had the consequence that the Alcatel Lucent convertible bonds would have been convertible and/or exchangeable into Nokia shares.

3. Is the proposed transaction a sale of all the assets of Alcatel Lucent to Nokia?

•  No. The proposed transaction, if successful, will lead to a transfer only of Alcatel Lucent shares, convertible bonds and American depositary shares tendered into the exchange offer to Nokia.

•  As such, it will not trigger condition 4.1.8.1.4 (f) of the terms and conditions of the 2018 and 2019 convertible bonds and condition 4.3.8.1.4 (f) of the terms and conditions of the 2020 convertible bonds.

•  These clauses provide Alcatel Lucent bondholders of each series of convertible bonds with a right to convene a general meeting of Alcatel Lucent bondholders of the relevant series during which they may decide to cause all the relevant Alcatel Lucent convertible bonds to become due and payable at par value plus, as applicable, accrued interest in the event that Alcatel Lucent were to divest or cease to hold in any other way, all or nearly all of its assets.

4. Why was wording included in the draft Form F-4 stating that Nokia reserved the right to cause Alcatel Lucent to be merged into Nokia or contribute assets to Alcatel Lucent?

•  If after the completion of the public exchange offer Nokia holds more than 50% but less than 95% of the share capital and voting rights, it reserves the right to take certain steps to consolidate its ownership of Alcatel Lucent, including by merging Alcatel Lucent into a Nokia group company or contributing assets to Alcatel Lucent.

•  However, Nokia currently does not intend to structure any such step so that it would result in the Alcatel Lucent convertible bonds becoming convertible bonds of Nokia Corporation, becoming debt obligations of Nokia Corporation or otherwise convertible into Nokia shares or American depositary shares after the completion of the contemplated public exchange offer.

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7. Summary of Options Available to the Convertible Bond Holders

The following table summarizes options available to the holders of Alcatel Lucent convertible bonds in connection with the public exchange offer.

Option 1	Option 2	Option 3	Option 4

Tender the convertible bonds into the public exchange offer at the exchange ratio that reflects the adjustment to the conversion/exchange ratio for the change of control

For every convertible bond tendered into the public exchange offer, investor will receive Nokia shares based on an exchange ratio adjusted for the change of control in accordance with the terms of the bonds as described in section 2 above

Convert the convertible bonds into Alcatel Lucent shares at the conversion/exchange ratio adjusted for the change of control

Adjusted conversion/exchange ratios apply for a period from the 1st day of the initial offer period until a certain date after the closing of the public exchange offer (see section 2 above, question “How long will I be able to convert pursuant to the improved conversion/exchange ratio?”)

Do nothing in the public exchange offer

If the exchange offer is successful, each holder who did not tender may request Alcatel Lucent to redeem its convertible bonds at par value plus, as applicable, accrued interest (see section 3 above)

If Alcatel Lucent shares and American depositary shares cease to be listed, the general meeting of bondholders of each series of convertible bonds may decide to cause all the relevant convertible bonds to become due and payable at par value plus, as applicable, accrued interest (see section 3 above, question “Is there another situation where I could obtain the redemption of my convertible bonds?”)

Do nothing

Holders of the convertible bonds that remain outstanding after the completion of the public exchange offer will remain creditors of Alcatel Lucent with the ability to convert/exchange their convertible bonds into Alcatel Lucent shares at the then applicable conversion/exchange ratio

Alcatel Lucent convertible bonds will not be convertible/exchangeable into Nokia shares after the offer period

		According to the terms of the bonds if less than 15% of the issued convertible bonds of their series remains outstanding (as a result of the public exchange offer or otherwise), Alcatel Lucent may redeem the remaining bonds at par value plus, as applicable, accrued interest; the bondholders will however retain the ability to exercise their convertible bonds according to their terms (see section 5 above)	The convertible bonds will not become debt obligations of Nokia Corporation or otherwise convertible/exchangeable into Nokia shares after the completion of the public exchange offer

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FORWARD-LOOKING STATEMENTS

This Q&A contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will,” “believe,” “expect”, “intend”, “estimate”, “could”, “may”, “plan” and similar expressions. These forward-looking statements include statements relating to: expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This Q&A relates to the proposed public exchange offer by Nokia to exchange all ordinary shares, ADSs and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This Q&A is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any of ordinary shares or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) filed (or to be filed) by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents, other than the preliminary draft of the Registration Statement, have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

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On August 14, 2015, Nokia filed the preliminary draft of the Registration Statement with the SEC. The information included in such preliminary draft is not complete and may be changed.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this Q&A must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement are (or will be) available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amffrance.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

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